FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For July 14, 2009

DESWELL INDUSTRIES, INC.
(Registrant’s name in English)

17B Edificio Comercial Rodrigues
599 Avenida Da Praia Grande,
Macao, China
 (Address of principal executive offices)

Deswell Industries Announces

Fourth Quarter And Year-end Results

FOR IMMEDIATE RELEASE

MACAO (July 14, 2009) - Deswell Industries, Inc. (NASDAQ: DSWL) today announced its financial results for the fiscal fourth quarter and year ended March 31, 2009.

Net sales for the fourth quarter ended March 31, 2009 were $27.4 million, a decrease of 13.2% compared to sales of $31.5 million for the same quarter ended March 31, 2008, mainly due to the continuing decline in demand from the professional audio and instrument equipment market which offset an increase in business from the Company’s plastic segment.  The Company reported operating income in the fourth quarter of $0.21 million, compared to operating income of $0.65 million for the same quarter of 2008.  Net income for the fourth quarter ended March 31, 2009 was $0.59 million compared to net income of $1.04 million for the quarter ended March 31, 2008.  Basic net income per share and diluted net income per share for the quarter decreased to $0.04 and $0.04 respectively, (based on 15,791,000 and 15,821,000 weighted average shares outstanding, respectively) compared to $0.07 and $0.07 respectively, (based on 15,791,000 and 15,810,000 weighted average shares outstanding, respectively) for the quarter ended March 31, 2008.

Total gross margin was 15.8% in the fourth quarter ended March 31, 2009 compared to 16.0% in the same quarter last year.  Gross profit in the plastic segment decreased to 18.9% of net sales for the fourth quarter compared to 21.4% of net sales for the same quarter of last year.  The decreased gross margin in the plastic segment was mainly the effect of an increase in material cost due to increase in material usage as a result of change in customer mix, and 5.3% appreciation in renminbi, as compared to the same quarter last year.   Gross margin in the electronic and metallic segment increased to 12.4% of net sales for the fourth quarter ended March 31, 2009, compared to 11.4% of net sales for the year-ago quarter.  The increase in gross margin in the electronic and metallic segment was mainly the result of a decrease in raw materials cost and savings in labor cost due to headcount reduction.

Net sales for the year ended March 31, 2009 were $131.7 million, a decrease of 8.4%, compared to sales of $143.8 million for the corresponding period in 2008.  Operating income decreased to $0.75 million, compared to $8.7 million of operating income for the fiscal year ended March 31, 2008.  Net income decreased to $1.20 million, compared to $8.86 million for the year ended March 31, 2008.  Basic and diluted net income per share for the year decreased to $0.08 and $0.08, respectively (based on 15,791,000 and 15,805,000 weighted average shares outstanding, respectively) compared to $0.57 and $0.57, respectively (based on 15,517,000 and 15,556,000 weighted average shares outstanding, respectively), for the year ended March 31, 2008.

The Company's financial position remained strong at the end of the fourth quarter of fiscal year 2008, with $23.1 million cash and cash equivalents at March 31, 2009, compared to $22.7 million on March 31, 2008.  Working capital totaled $51.6 million as of March 31, 2009, versus $54.8 million as of March 31, 2008.  Furthermore, the Company has no long-term or short-term borrowings as of March 31, 2009.

Mr. Franki Tse, chief executive officer, commented, “Strong sales performance in our plastic division was unfortunately offset by a decrease in sales in the Pro-audio division. We remain focused on cost effectiveness and will continue to tightly monitor expenses and overhead in order to maintain our highly cost effective operation.”

Mr. Tse continued, “There is no doubt that the world economic downturn has affected our business. As an export-oriented manufacturing company based in China, Deswell is inevitably affected by the worldwide business environment. However, recently we have seen a slowing in the downturn and my communications with and personal visits to many of our major customers as well as the numbers of on-hand new projects, indicate a positive outlook.  We believe that we will stay healthy financially and that Deswell will weather the worldwide economic decline and emerge stronger than many of our competitors in this region.”

About Deswell

Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic products for original equipment manufacturers (“OEMs”) and contract manufacturers at its factories in the People’s Republic of China.  The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount (“SMT”) and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals.  The Company’s customers include N&J Company, Digidesign Inc., Vtech Telecommunications Ltd., Inter-Tel Incorporated, Focusrite Audio Engineering, Ltd. .

To learn more about Deswell Industries, Inc., please visit the Company’s web site at www.deswell.com.

Forward-Looking Statements

Statements in this press release that are "forward-looking statements" are based on current expectations and assumptions that are subject to risks and uncertainties. For example, our statements regarding our expected growth in sales from the electronic and metallic division in the coming year and our efforts to reduce overhead costs in our plastic division are forward-looking statements.  Actual results could differ materially because of the following factors, among others, which may cause revenues and income to fall short of anticipated levels or our overhead expenses to increase: our dependence on a few major customers; vigorous competition forcing product price reductions or discounts; the timing and amount of significant orders from our relatively few significant customers; continuing increases in resin prices that cannot be passed on to customers; unexpected production delays; obsolete inventory or product returns; losses resulting from fraudulent activity of our customers or employees; labor shortages that increase labor and costs; changes in the mix of product products we manufacture and sell; adverse currency fluctuations in the renminbi and Hong Kong dollar when translated to US dollars; potential new accounting pronouncements; and the effects of travel restrictions and quarantines associated with major health problems, such as the Severe Acute Respiratory Syndrome, on general economic activity.

For further information regarding risks and uncertainties associated with the Company’s business, please refer to the “Risk Factors” section of Company’s Annual Report on Form 20-F, copies of which may be obtained from the Website maintained by the Securities and Exchange Commission at http://www.sec.gov.

All information in this release is made as of the date of this press release.  Deswell undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in Deswell’s expectations.

Investor Relations Contact:

John Nesbett/Jennifer Belodeau
Institutional Marketing Services (IMS)
203.972.9200

DESWELL INDUSTRIES, INC.
CONSOLIDATED BALANCE SHEET
(U.S. Dollars in Thousands)

	March 31,	March 31,
	2009	2008
ASSETS	(Unaudited)	(Audited)

Current assets :
Cash and cash equivalents	$23,134	$22,718
Marketable securities	100	116
Accounts receivable, net	22,227	21,397
Inventories	21,445	26,462
Prepaid expenses and other current assets	1,887	3,205
Income taxes receivable	--	3
Total current assets	68,793	73,901
Property, plant and equipment - net	67,551	65,885
Deferred income tax assets	746	230
Goodwill	392	391
Total assets	$137,482	$140,407

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable	$10,370	$12,527
Customer deposits and accrued expenses	6,100	5,994
Income taxes payable	705	629
Total current liabilities	17,175	19,150
Minority interests	--	--

Shareholders' equity
Common stock
- authorized 30,000,000 shares; issued and outstanding
15,790,810 shares at March 31, 2009 and
15,790,810 shares at March 31, 2008	49,923	49,923
Additional paid-in capital	7,771	7,709
Accumulated other comprehensive income	5,316	3,734
Retained earnings	57,297	59,891
Total shareholders' equity	120,307	121,257
Total liabilities and shareholders' equity	$137,482	$140,407

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)
(U.S. Dollars in Thousands, except per share data)

	Quarter ended		Year ended
	March 31,		March 31,
	2009	2008	2009	2008
	(Unaudited)		(Unaudited)	(Audited)
Net sales	$27,357	$31,524	$131,738	$143,806
Cost of sales	23,028	26,474	111,570	117,373
Gross profit	4,329	5,050	20,168	26,433
Selling, general and administrative expenses	3,763	5,282	19,291	19,601
Other income/(expenses), net	(347)	884	(132)	1,838
Operating income	219	652	745	8,670
Non-operating income/(expenses), net	20	21	168	521
	239	673	913	9,191
Income taxes	(350)	(365)	(282)	104
Income before minority interests	589	1,038	1,195	9,087
Minority interests	--	--	--	228
Net income	589	1,038	1,195	8,859

Other comprehensive income
Foreign currency translation adjustment	--	1,286	1,582	2,628
Comprehensive income	589	2,324	2,777	11,487

Net income per share (note 3)
Basic:
Net income per share	$0.04	$0.07	$0.08	$0.57
Weighted average number of shares
outstanding (in thousands)	15,791	15,791	15,791	15,517

Diluted:
Net income per share	$0.04	$0.07	$0.08	$0.57
Weighted average number of shares
outstanding (in thousands)	15,821	15,810	15,805	15,556

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)
(U.S. Dollars in Thousands)

	Year ended March 31
	2009	2008
Cash flows from operating activities :
Net income	$1,195	$8,859
Adjustments to reconcile net income to net cash
provided by operating activities :
Depreciation and amortization	7,441	6,940
(Gain)/loss on disposal of property, plant and equipment	216	43
Unrealized holding (gain)/ loss on marketable securities	16	(9)
Impairment loss on goodwill	(1)	317
Stock-based compensation	62	310
Minority interests	--	228
Deferred tax asset	(517)	(551)
Changes in operating assets and liabilities :
Accounts receivable	(918)	(334)
Inventories	4,923	3,033
Prepaid expenses and other current assets	1,306	(345)
Income taxes receivable	3	127
Accounts payable	(2,157)	(3,338)
Customer deposits and accrued expenses	26	959
Income taxes payable	74	179
Deferred tax liability	--	--
Net cash provided by operating activities	11,669	16,418
Cash flows from investing activities
Purchase of property, plant and equipment	(7,402)	(7,288)
Acquisition of minority interest in a subsidiary	--	(414)
Proceeds from disposal of property, plant and equipment	345	333
Net cash used in investing activities	(7,057)	(7,369)
Cash flows from financing activities
Dividends paid	(3,789)	(9,523)
Exercised of stock options	--	986
Net cash used in financing activities	(3,789)	(8,537)
Cash effect of exchange rate changes	(407)	(2,343)
Net increase / (decrease) in cash and cash equivalents	416	(1,831)
Cash and cash equivalents, at beginning of period	22,718	24,549
Cash and cash equivalents, at end of period	23,134	22,718
Supplementary disclosures of cash flow information:
Cash paid during the period for :
Income taxes	79	365
Supplementary disclosures of significant non-cash transactions :
Issuance of common stock in connection of acquisition of
additional 24% shareholdings of a subsidiary	--	6,342
Excess of acquisition cost over the fair value of acquired
net assets of additional shareholding of a subsidiary	--	(1,314)

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands except per share data)

1.       Management’s Statement

In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (all of which are normal and recurring in nature) necessary to present fairly the financial position of Deswell Industries, Inc. (the Company) at March 31, 2009 and March 31, 2008, the results of operations for the quarter and year ended March 31, 2009 and March 31, 2008, and the cash flows for the year ended March 31, 2009 and March 31, 2008.  The notes to the Consolidated Financial Statements contained in the Form 20-F Annual Report filed on September 17, 2008 under the Securities Exchange Act of 1934 should be read in conjunction with these Consolidated Financial Statements.

2.       Inventories

	March 31, 2009	March 31, 2008
Inventories by major categories:
Raw materials	$11,930	$14,855
Work in progress	4,941	6,259
Finished goods	4,574	5,348
	$21,445	$26,462

3.       Earnings Per Share

The basic net income per share and diluted net income per share are computed in accordance with the Statement of Financial Accounting Standards No.128 “Earnings Per Share.”

The basic net income per share is computed by dividing income available to common holders by the weighted average number of common shares outstanding during the period.  Diluted net income per share gives effect to all potentially dilutive common shares outstanding during the period.  The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued.  In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from exercise of options.

The net income for the years ended March 31, 2009 and 2008 were both from the Company’s continuing operations.

DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Results of Operations

General

The Company’s revenues are derived from the manufacture and sale of (i) injection-molded plastic parts and components, (ii) electronic products and subassemblies and (iii) metallic parts and components and distribution sales of audio equipment.  The Company carries out all of its manufacturing operations in southern China, where it is able to take advantage of the lower overhead costs and less expensive labor rates as compared with Hong Kong.

Quarter Ended March 31, 2009 Compared to Quarter Ended March 31, 2008

Net Sales - The Company’s net sales for the quarter ended March 31, 2009 were $27,357,000, a decrease of $4,167,000, or 13.2%, as compared to the corresponding period in 2008.  The decrease in sales was mainly related to the decrease in sales at our electronic and metallic segment of $4,198,000 offset by the increase in sales at our plastic segment of $31,000.  This represents a decrease of 24.7% and an increase of 0.2% respectively, as compared with the net sales from these segments in the corresponding period in the prior year.

The revenue increase at our plastic segment was mainly the result of the increase in orders from existing and new customers of $3,427,000 offsetting the decrease in orders from existing customers of $3,396,000 due to a change of customer mix.   The majority of the sales increase continued to be from one of the segment’s major customers related to plastic component sales of electronic entertainment products.

The decrease in net sales in the electronic and metallic segment was mainly due to the decrease in orders of electronics and metallic products from existing customers of $6,096,000 and $773,000, respectively, offsetting the increase in orders from existing and new customers for professional audio instrument products of $2,674,000.  The decrease in orders from existing customers was due to the combined factors of a generally slow economic condition, persistent pressure of losing orders to competitors for lower-priced products, and change of  product mix to high-end products.

Gross Profit - The gross profit for the quarter ended March 31, 2009 was $4,329,000, representing a gross profit margin of 15.8%.  This compares with the overall gross profit and gross profit margin of $5,050,000 or 16.0% for the quarter ended March 31, 2008.

Gross profit in the plastic segment decreased by $364,000 to $2,752,000 or 18.9% of net sales, for the quarter ended March 31, 2009, compared to $3,116,000 or 21.4% of net sales, for the quarter ended March 31, 2008.  The decrease in gross margin for the plastic segment was mainly due to the shift of product mix to lower margin products, as compared with the year-ago quarter.  The decrease in segment gross margin was also driven by higher materials cost resulting from increased usage of plastic resin, offsetting the savings in factory overhead and labor cost due to headcount reduction, when compared with same quarter in prior year.

Gross profits in the electronic and metallic segment decreased by $357,000 to $1,577,000, or 12.4% of net sales, for the quarter ended March 31, 2009, compared to $1,934,000 or 11.4% of net sales for the same period last year. The decline in gross profit was mainly due to the combined effect of sluggish sales as a result of the global economic downturn, a shift to higher-end products and the loss of customers to competitors providing lower-priced products, when compared to the year-ago quarter.   Gross margin slightly improved due to decrease in raw materials cost and savings in labor cost due to headcount reduction.

Selling, General and Administrative Expenses – SG&A expenses for the quarter ended March 31, 2009 were $3,763,000, or 13.8% of total net sales, compared to $5,282,000, or 16.8% of total net sales for the quarter ended March 31, 2008.  There was a decrease in selling, general and administrative expenses of $1,519,000 over the corresponding period.

The SG&A expenses in the plastic segment decreased by $726,000 to $2,468,000, or 16.9% of net sales, for the quarter ended March 31, 2009 compared to $3,194,000 or 21.9% of net sales for the corresponding period in 2008.  The lower SG&A expense for the quarter was primarily related to the decrease of $179,000 in directors’ remuneration due to salary cut and the leaving of a co-founder, $261,000 in social insurance, housing accommodation fund and labor society operating expenses, and $248,000 in stock based compensation costs, as compared with the year-ago quarter.

The SG&A expenses in the electronic and metallic segment decreased by $792,000 to $1,296,000, or 10.2% of net sales, for  the quarter ended March 31, 2009 compared to $2,088,000, or 12.3% of net sales for the corresponding period in 2008.  As a result of a continued effort in cost controlling, the decrease in SG&A expenses was primarily related to a decrease of $64,000 in audit fees, $420,000 in salaries and bonuses due to headcount reduction, $162,000 in social insurance and staff welfare, and $39,000 in travelling expenses, as compared with the corresponding quarter in the prior year.

Other operating income - For the quarter ended March 31, 2009, the other operating expense was $347,000 as compared with the other operating income of $884,000 for the quarter ended March 31, 2008.

On a segment basis, the other operating expense attributable to the plastic segment was $282,000, as compared to an income of $955,000 for the same quarter last year.  The decrease was mainly the result of a relatively lower revaluation of monetary assets by $979,000 due to a less volatile exchange rate of United States Dollar to Chinese Renminbi, and an additional asset impairment of $176,000 as compared to the same quarter in the prior year.

The other operating expense attributable to the electronic and metallic segment was $65,000 in the quarter ended March 31, 2009, a decrease of $6,000 as compared to the other operating expense of $71,000 for the year-ago quarter. This decrease in other operating expense was mainly due to additional gain on disposal of fixed assets, as compared to the year-ago quarter.

Operating Income - Operating income was $219,000 for the quarter ended March 31, 2009, as compared with the operating income of $652,000 from the corresponding quarter in the prior year.

On a segment basis, the operating income of the plastic division was $2,000 for the quarter ended March 31, 2009 compared to operating income of $877,000 or 6.0% of net sales in the corresponding period in 2008.   The decrease in operating income in the plastic division was mainly due to the decrease in gross profit margin and other operating income as described above.

The operating income of the electronic and  metallic segment was $217,000, or 1.7% of net sales in the quarter ended March 31, 2009 compared to the operating expense of $225,000 or (-1.3%) of net sales in the corresponding period in 2008.  Electronic & metallic operating income increased mainly due to the decrease in S&A expenses due to cost controlling measures as described above.

Non-operating income – Non-operating income for the quarter decreased by $1,000 to $20,000 for the quarter ended March 31, 2009 as compared with the year-ago quarter.  This is mainly attributable to the decrease of interest and other income of $99,000 in the plastic division offsetting the net increase of $98,000 in interest income and unrealized gain on revaluation of marketable securities in the electronic and metallic segment during the quarter.

Income Taxes – Income tax for the quarter was comprised of an income tax expense of $167,000 and a deferred tax asset of $516,000, as compared with an income tax expense of $186,000 and a deferred tax asset of $551,000 in the corresponding quarter of the prior year.

Minority Interest – There was no minority interest for the quarters ended March 31, 2009 and 2008, respectively. In August 2007, the Company acquired an additional 24% interest in Integrated International Limited, the holding company holding the capital stock of Deswell’s electronic and metallic subsidiaries,  increasing its ownership in that subsidiary from 76% to 100%.

Net Income – The Company has a net income of $589,000 for the quarter ended March 31, 2009, a decrease of $449,000, as compared to the net income of $1,038,000 for the quarter ended March 31, 2008.   Net income for the quarter ended March 31, 2009 represented 2.2% of net sales, compared to 3.3% of net sales for the net income in the same quarter of the prior year.  The decrease in net income was mainly the result of lower gross profit margin and other operating income as described above.

Net income for the plastic segment for the quarter ended March 31, 2009 totaled $167,000, as compared to the net income of $985,000 for the corresponding quarter in 2008.  The decrease in net income of the plastic segment was mainly the result of a decrease in gross margin and other operating income for the quarter as described above.

Net income for the electronic and metallic segment for the quarter ended March 31, 2009 was $422,000, as compared to the net income of $53,000 for the corresponding quarter in 2008.  The increase in net income of the electronic and metallic segment was mainly the result of higher gross margin and a decrease in the SG&A expenses as described above.

Year Ended March 31, 2009 Compared to Year Ended March 31, 2008

Net Sales - The Company's net sales for the year ended March 31, 2009 were $131,738,000, a decrease of $12,068,000 or 8.4% as compared to the corresponding period in 2008. The decrease was related to a decrease in sales revenue at our electronic and metallic segment of $26,637,000 offsetting the increase in sales at our plastic segment of $14,569,000. This represented a decrease of 31.3% and an increase of 24.8% respectively, as compared with the respective net sales from these segments in the corresponding period in the prior year.

The revenue increase at the plastic segment was mainly due to the increase in orders from existing and new customers of $23,321,000 offsetting the decrease in orders from other existing customers of $8,751,000.  The increase was mainly due to a $20,671,000 increase in plastic component sales of electronic entertainment products.

The revenue decrease in the electronic and metallic segment was mainly due to the decrease in orders of electronics and metallic products from existing customers of $35,175,000 and $2,075,000, respectively, offsetting the increase in orders from existing and new customers for professional audio instrument products of $10,651,000.  The decrease in orders from existing customers was due to the combined factors of demand decline from general economic slowdown, persistent pressure of losing orders to competitors providing lower-priced products, and a change in product mix from low-end to high-end products.

Gross Profit - The gross profit for the year ended March 31, 2009 was $20,168,000, representing a gross profit margin of 15.3%. This compared with the overall gross profit and gross profit margin of $26,433,000 or 18.4% for the year ended March 31, 2008.

Gross profit in the plastic segment decreased $2,118,000 to $12,952,000 or 17.6% of net sales for the year ended March 31, 2009, as compared to $15,070,000 or 25.6% of net sales, for the same period in the prior year.  The decrease in gross margin for the plastic segment was mainly due to the shift of product mix to lower margin products, as compared with the prior year.  The decrease in gross margin was also driven by higher material costs as a result of a 10% rise in resin price and an approximate 9.05% appreciation of Chinese reminbi, plus an increase in labor cost due to a 17% rise in labor rate despite headcount reduction, when compared with the same period last year.

Gross profit in the electronic and metallic segment decreased by $4,147,000 to $7,216,000 or 12.4% of net sales, for the year ended March 31, 2009 compared to $11,363,000 or 13.4% of net sales, for the same period last year.  The decrease in gross margin was mainly attributed to relatively higher labor cost due to a 28.4% rise in labor rate despite headcount reduction throughout the year together with a general decline in sales demand in the year ended March 31, 2009, as compared with last year.

Selling, general and administrative expenses - SG&A expenses for the year ended March 31, 2009 were $19,291,000, amounting to 14.6% of total net sales, as compared to $19,601,000 or 13.6% of total net sales for the year ended March 31, 2009. There was a decrease in selling, general and administrative expenses of $310,000 or 1.6% over the corresponding period.

The SG&A expenses in the plastic segment increased by $1,142,000 to $11,965,000 or 16.3% of net sales, for the year ended March 31, 2009 compared to $10,823,000 or 18.4% of net sales, for the corresponding period in 2008. The increase in the SG&A expenses was primarily related to the increase in selling expenses of $82,000, depreciation of $187,000, salaries and bonuses of $749,000 as a result of 17.3% rise in pay rate, and $684,000 in housing allowance and provident fund, as compared with the year ended March 31, 2008.

The SG&A expenses in the electronic and metallic segment decreased by $1,452,000 to $7,326,000 or 12.6% of net sales, for the year ended March 31, 2009 compared to $8,778,000 or 10.3% of net sales for the prior year.  The decrease was primarily due to the continued cost control measures resulting in a decrease of $612,000 in salaries and bonuses, $410,000 in social insurance and staff welfare expenses, $80,000 in travelling expenses and $52,000 in rental expenses as compared with the corresponding period in the prior year.   There was also a decrease of $73,000 in selling expense as well as $65,000 in depreciation expense when compared to the year ended March 31, 2008.

Other operating income - Other operating expense was $132,000 for the year ended March 31, 2009, representing a decrease of $1,970,000 as compared with last year.

On a segment basis, the other operating income attributable to the plastic segment for the year ended March 31, 2009 was $348,000, a decrease of $1,996,000 as compared with the prior year. The decrease was mainly the result of a lower revaluation of monetary assets by $1,370,000 due to a less volatile exchange rate of United States Dollar to Chinese Renminbi.  The decrease in other operating income was also attributed to additional doubtful debt provision for $258,000, asset impairment for $176,000 and loss on disposal of fixed assets for $134,000 during the year ended March 31, 2009.

Other operating expense attributable to the electronic and metallic segment for the year ended March 31, 2009 was $480,000, as compared to the other operating expense of $508,000 in the prior year. The decrease was mainly due to no impairment recognized on the goodwill relating to the metallic division as compared to $318,000 impairment loss recognized in the same quarter of last year.  There was also a decrease in foreign exchange loss by $176,000, offsetting an increase of $437,000 in allowance for doubtful receivables as compared to the corresponding period in the prior year.

Operating Income - Operating income was $745,000 for the year ended March 31, 2009, as compared with the operating income of $8,670,000 from the corresponding year in the prior year.

On a segment basis, the operating income of the plastic division was $1,335,000 or 1.8% of net sales in the year ended March 31, 2009, as compared to operating income of $6,593,000 or 11.2% of net sales in the prior year.   Operating income in the plastic division decreased mainly due to the decrease in gross margin as a result of higher material usage and cost, factory overhead, and decrease in other operating income as described above.

The operating loss of the electronic & metallic segment was $589,000, or (1.0%) of net sales in the year ended March 31, 2009 compared to operating income of $2,077,000 or 2.4% of net sales in the corresponding period in 2008.  Electronic & metallic operating income decreased due to the decrease in sales revenue and gross margin as well as a relative increase in SG&A expenses as a percentage of sales as described above.

Non-operating income – Non-operating income for the year ended March 31, 2009 decreased by $353,000 to $168,000 as compared with the year-ago year.  This is mainly attributable to the decrease in interest income of $38,000 and unrealized gain on revaluation of marketable securities of $25,000 in the electronic and metallic segment, as well as the decrease in interest income of $243,000 in the plastic division during the year.

Income Taxes – Income tax for the year ended March 31, 2009 was comprised of income tax expenses of $234,000 and a deferred tax asset of $516,000, as compared with the income tax expenses of $655,000 and a deferred tax asset of $551,000 in the prior year.

Minority Interest – There was no minority interest for the year ended March 31, 2009. In August 2007, the Company acquired an additional 24% interest in Integrated International Limited, the holding company holding the capital stock of Deswell’s electronic and metallic subsidiaries, thereby changing its holding from 76% to 100% of that company.  As a result, the dollar amount of minority interest decreased to zero for the year ended in March 31, 2009 from $228,000 in prior year.

Net Income – The Company has a net income of $1,195,000 for the year ended March 31, 2009, a decrease of $7,664,000, as compared to a net income of $8,859,000 for the year ended March 31, 2008.   Net income for the year ended March 31, 2009 represented 0.9% of net sales, compared to 6.2% of net sales for the net income in the prior year.  The decrease in net income was mainly the result of the decrease in sales revenue, gross profit margin, and other operating income as described above.

Net income for the plastic segment for the year ended March 31, 2009 totaled $1,620,000, as compared to net income of $6,735,000 for the prior year.  The decrease in net income of the plastic segment was mainly the result of lower gross profit margin and the decrease in other operating income as described above.

Net loss for the electronic and metallic segment for the year ended March 31, 2009 was $425,000, compared to net income of $2,124,000 for the prior year.  The decrease in net income of the electronic and metallic segment was mainly the result of the decrease in sales revenue, lower gross profit margin, and relatively higher SG&A expenses as a percentage of sales as described above.

Liquidity and Capital Resources

Traditionally, the Company has relied primarily upon internally generated funds and short-term borrowings (including trade finance facilities) to finance its operations and expansion.

As of March 31, 2009, the Company had working capital of $51,618,000 and cash and cash equivalents of $23,134,000. This compares to working capital of $54,751,000 and cash and cash equivalents of $22,718,000 at March 31, 2008.  The increase in cash and cash equivalents was mainly attributed to net cash provided by operating activities of $11,669,000 offsetting net cash used for purchase of property, plant and equipment of $7,057,000, dividend distribution of $3,789,000 and the effect of changes in exchange rate of $407,000 during the year ended March 31, 2009.

As of March 31, 2009, the Company had capital commitments for the purchase of plant and machinery totaling $130,000, which are expected to be disbursed during the year ending March 31, 2010.  Also, the Company had capital commitments for system upgrade projects as of March 31, 2009 totaling $216,000 of which $82,000 is expected to be disbursed by March 31, 2010 and $134,000 by March 31, 2011, respectively.

The Company has generated sufficient funds from its operating activities to finance its operations and there is little need for external financing.  The Company has no short-term borrowings and long-term borrowings as of March 31, 2009.

As of March 31, 2009, the Company had no general banking facilities.  The Company expects that working capital requirements and capital additions will be funded through internally generated funds.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

For and on behalf of Deswell Industries, Inc.

By: /s/ Franki Tse
Franki Tse
Chief Executive Officer

Date: July 14, 2009